September 9, 2019

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

       Re: Chardan Healthcare Acquisition Corp.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 23, 2019
           File No. 001-38762

Dear Mr. Grossman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our August 14,
2019 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed August 23, 2019

Certain CHAC Forecasts, page 95

1. We note your revised disclosure in response to prior comment 18. With reference to page
      35 of your July 2019 Investor Presentation, please revise the top table on page 96 to include the descriptions applicable to Case A, Case B and Case C. In your accompanying narrative discussion concerning risk-adjusted commercial outcomes, please also revise to clarify whether the probability of launch is the only assumption impacting the product revenue portion of the revenue streams presented on pages 98-99. In this regard, we note that the descriptions contained on page 35 of your July 2019 Investor Presentation suggest that market acceptance impacts the size of the opportunity.
 Jonas Grossman
FirstName LastNameJonas Grossman
Chardan Healthcare Acquisition Corp.
Comapany 9, 2019
September NameChardan Healthcare Acquisition Corp.
Page 2
September 9, 2019 Page 2
FirstName LastName
The Share Increase Proposal, page 106

2. Please revise your discussion to explain in greater detail the present capitalization and provide a breakdown of the shares that will be issued or reserved assuming the merger is consummated. In addition, we note that your disclosures on page 135 indicate that the combined company will have fewer than 30 million shares outstanding and, as such, it it not clear why a share increase is necessary to consummate the business combination. To the extent that the increase is necessary to cover earn-out shares or other merger obligations, please clarify. Also disclose, if true, that there are no present plans or arrangements for any additional shares that would be authorized pursuant to the proposal.
Warrants, page 212

3. We note your response to prior comment 4 concerning page 6 to your July 2019 presentation; however, your basis for the increased numbers of pro forma shares held by
         CHAC Public Shareholders at the three earn-out levels is not clear from your response or the prospectus disclosure. Accordingly, please provide a breakdown of outstanding warrants and options in your prospectus disclosures on pages 212-213 and provide a response that explains how the underlying securities are reflected in the share totals presented for the CHAC Public Shareholders and Sponsors. Discuss any material assumptions regarding exercise. Also, tell us whether there are any restrictions or implications if CHAC holders are deemed to hold less than 20% ownership in the post-
         transaction company.
General

4. We refer to prior comment 7 and the form of proxy card included in the amended proxy statement. We note that Proposal 1 on the proxy card appears to present redemption as a fourth voting option. In addition, it is unclear why the redemption option is presented under Proposal 1 as opposed to any of the other five proposals presented at the Special
         Meeting. Accordingly, please revise your proxy card or explain to us why you believe the presentation is consistent with Rule 14a-4(b)(1) and why it will not cause investor confusion concerning Proposal 1. Also, please revise the form of proxy card to identify it as preliminary. See Rule 14a-6(e)(1).
 Jonas Grossman
FirstName LastNameJonas Grossman
Chardan Healthcare Acquisition Corp.
Comapany 9, 2019
September NameChardan Healthcare Acquisition Corp.
Page 3
September 9, 2019 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Giovanni Caruso